SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 12, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2004, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		197	0	0
Shares	Preferred		2,156,880,963	0.73	0.40
Operations in the Month
Securities/ Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Preferred	Fator	Sell	01/03	60,057,000	14.59	876,371.23
Shares	Preferred	Garantia	Sell	01/03	31,000,468	14.53	450,651.74
Shares	Preferred	Griffo	Sell	02/03	102,000,000	14.55	1,485,065.67
Shares	Preferred	Pactual	Buy	02/03	1,000,000	14.70	14,732.48
Shares	Preferred	Griffo	Sell	03/03	30,000,000	14.75	442,741.07
Shares	Preferred	Pactual	Sell	03/03	10,000,000	14.80	147,739.98
Shares	Preferred	Griffo	Sell	05/03	92,800,000	14.84	1,377,549.39
Shares	Preferred	Griffo	Sell	08/03	92,000,000	15.00	1,380,783.60
Shares	Preferred	Sudameris	Sell	08/03	50,500,000	15.17	766,228.97
Shares	Preferred	Griffo	Sell	17/03	14,600,000	13.97	204,063.56
Shares	Preferred	Griffo	Sell	18/03	120,000,000	14.14	1,697,571.33
Shares	Preferred	Sudameris	Sell	18/03	50,000,000	14.14	707,159.90
Shares	Preferred	Warburg	Sell	30/03	223,000,000	12.39	2,763,117.50
Shares	Preferred	-	Total Sell	-	875,957,468	-	12,299,043.94
Shares	Preferred	-	Total Buy	-	1,000,000	-	14,732.48
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	197	0.00	0.00
Shares	Preferred	1,281,923,495	0.43	0.23

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2004, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		817,487,526	0.61	0.23
Shares	Preferred		1,446,758	0.00	0.00
Operations in the Month
Securities / Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Common	Itaú	Buy	23/03	1,100,000	19.09	21,000.00
Shares	Preferred	Itaú	Sell	23/03	1,000,000	21.45	21,450.00
Shares	Common	Fator	Sell	02/03	100,000	18.31	1,826.68
Shares	Common	Griffo	Buy	02/03	66,900,000	18.34	1,226,983.18
Shares	Common	Pactual	Sell	02/03	100,000	18.21	1,817.00
Shares	Common	Sudameris	Buy	03/03	700,000	18.42	12,896.18
Shares	Common	Warburg	Buy	03/03	45,000,000	19.03	856,503.82
Shares	Common	Griffo	Buy	04/03	15,000,000	20.23	303,379.54
Shares	Common	Pactual	Buy	04/03	40,000,000	21.04	841,477.57
Shares	Common	Warburg	Buy	04/03	40,000,000	20.29	811,425.07
Shares	Common	Griffo	Buy	08/03	9,500,000	20.53	194,992.99
Shares	Common	Santander	Buy	08/03	4,000,000	20.19	80,901.03
Shares	Common	Griffo	Buy	10/03	14,600,000	19.90	290,563.38
Shares	Common	Warburg	Buy	10/03	12,400,000	20.00	247,960.72
Shares	Common	Griffo	Buy	11/03	7,700,000	18.65	143,573.46
Shares	Common	Sudameris	Buy	11/03	50,100,000	19.42	973,158.95
Shares	Common	Garantia	Buy	12/03	1,000,000	18.42	18,428.04
Shares	Common	-	Total Buy	-	308,000,000	-	6,023,243.93
Shares	Preferred	-	Total Sell	-	1,000,000	-	21,450.00
Shares	Common	-	Total Sell	-	200,000	-	3,643.68
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	1,125,287,526	0.84	0.32
Shares	Preferred	446,758	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2004, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2004, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer